and
and
Verigy and LTX-Credence Plan to Merge,
Creating a Top-Tier Provider of Semiconductor Test Solutions
Filed by: Verigy Ltd. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: LTX-Credence Corporation
Commission File No. 000-10761

CONFIDENTIAL DRAFT

Safe Harbor Statement
This presentation contains forward-looking statements within the meaning of the "safe harbor"
provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the strategic rationale for the transaction; the overview of the transaction; the leadership of the combined company and expectations about the combined company’s board composition; our expectations about the global reach of the combined company; our expectations about the ability of the combined company to deliver significant value to our customers, shareholders and employees; the ability of the combined company to be a stronger competitor and innovator of test cell solutions, to drive sustainable long-term growth and to be a major challenger for leadership in the semiconductor test industry; future financial and operating results; our expectations around the merger process and what employees can expect as a result of the transaction; potential synergies, including the timing of the realization of such synergies,  and cost savings resulting from the transaction; and other statements regarding the proposed transaction.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,” “anticipates,” “expects,”
“estimates” and similar expressions) should also be considered to be forward looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Verigy and LTX-Credence do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated.

CONFIDENTIAL DRAFT
Safe Harbor Statement

In any forward-looking statement in which Verigy or LTX-Credence expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:
failure of the Verigy and LTX-Credence shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies;
the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Verigy and LTX-Credence generally, including those set forth in the filings of Verigy and LTX-Credence with the Securities and Exchange
Commission, especially in the "Risk Factors" and "Management's Discussion and Analysis of
Financial Condition and Results of Operations" sections of their respective annual reports on
Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Verigy and LTX-Credence are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements as a result of developments occurring after the date of this presentation.

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Verigy and LTX-Credence
Compelling Combination for Our Customers
Complementary products, markets, and channels
Broader breadth of products and expanded support
organization covered by one partner
Increased service and support coverage
Focused on innovative and cost-optimized solutions
Stronger financial position to invest in future roadmap and
customer needs
Proven management team to lead the combined company

Scalable platform strategy
High end computer, mobile
processors, integrated RF,
high end consumer, Flash
and HSM
Strong presence at top
fabless and OSATs
Direct sales and customer
support globally

Leveraged cross-platform
strategy
Linear, automotive, power,
MCUs, consumer, and
standalone RF
Strong presence at large
IDMs
Large distributor network
through partner Spirox in
Taiwan and China
Combining Strengths to Better Serve Our
Customers
LTX-Credence Strengths
Verigy Strengths
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Products
Innovative, cost-optimized solutions
Broader, more comprehensive portfolio of proven technologies
Extensive deployment of systems in Asia
Roadmap
Driven by customers’ technology roadmap and operational test requirements
Focused on innovative and cost effective testing
Leverages existing R&D experience and technologies
Support
Broader, strategically deployed global network
Enhanced local applications and support resources
Expanded presence globally, directly and through partners
Strength
Experienced, customer-focused leadership team
Size and financial strength necessary to provide comprehensive solutions
Broad range of leading customers in all target market segments
Providing Direct Customer Advantages

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Expanding Coverage to Serve a Broader
SOC Market
Chipset / Graphics
CPU DSP/ASIC
Analog IC’s
Memory
Automotive
Integrated and
Standalone RF
Mobile Processors
Power
Management
IC’s
Consumer IC’s
Microcontrollers

V6000
Complementary Products & Market
Segments
ASSPs
RF PAs &
Transceivers
Consumer
Mixed Signal
(CMS)
MPU
Low End
Probe
8/16 Bit
MCU
Automotive
Analog/Linear
Diamond
V93000
Integrated
RF
Graphics/
Chipsets
Baseband
and Apps
Processors
X Series
FLASH
DRAM
Probe
Cards
High Speed
Memory
Digital SOC
Analog SOC
Mixed-Signal
Memory
High End
Low End
V101
Power
Management
Precision
Analog
V93000
HSM

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ASL

CONEXANT
IBM
SONY
XILINX
NVIDIA
NXP
QUALCOMM
BROADCOM
NETLOGIC MICROSYSTEMS
MARVELL
Micron
SPREADTRUM
AMD
NANYA
SAMSUNG
ChipMOS TECHNOLOGIES
ANALOG DEVICES
LSI
Rambus
SanDisk
AKM
ELPIDA
hynix
HISILICON
freescale semiconductor
CPU Company
TOSHIBA
FLASH TECHNOLOGIES
SMIC
UMC
Ardentec
GLOBALFOUNDRIES
infineon
RENESAS
TEXAS INSTRUMENTS
MEDIATEK
Sigurd
SUNPLUS
SPIL
STATSChipPAC
Amkor Technology
ASE
KYEC
UTAC
u-blox
POWER INTEGRATIONS
MAXIM
Panasonic
ATMEL
SILICON LABORATORIES
TriQuint SEMICONDUCTOR
Giga Solution Tech. Co.
AVAGO TECHNOLOGIES
ST ERICSSON
RICHTEK
ANADIGICS
unisem
Ralink
Carsem
Your Technology Partner
Mstar semiconductor
SKYWORKS
ENTROPIC communications
International Rectifier
NORDIC SEMICONDUCTOR
SMSC SUCCESS BY DESIGN
MICRONAS
austriamicrosystems
VIA Telecom
VERIGY
LTXCredence

CONFIDENTIAL DRAFT Page 9 Complementary Customer Base

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Positioned for Market Leadership
Comprehensive Product Offering: Expanded product offering
with enhanced integration capabilities benefits all stakeholders
Broader Customer Base: Strong presence at top fabless
companies, IDMs and OSATs
Enhanced Sales and Technical Support: Worldwide presence
provides increased support and resources to customers / partners
Attractive Financial Model and Strong Balance Sheet:
Improved scale and margin profile; $400 million net cash to
invest in growth
Innovative Engineering and Technical Resources: Extensive
R&D resources allow for rapid pace of innovation and an industry leading product line-up

Combining a Strong Leadership Team
CFO
Bob Nikl
Co-CEOs Jorge Titinger and David Tacelli
Management Team
To be finalized within roughly 90 days of
announcement
Integration Leader
Mark Gallenberger
Board Composition
Verigy 7; LTX-Credence 5
Keith Barnes
Chairman of the Board
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Experienced Leadership
25+ years of industry
experience: Electroglas,
IMS, Cadence, 4+ years
with Verigy
29 years of industry
experience: Texas
Instruments, 22 years
with LTXC
30 years of industry &
financial mgt experience:
Asyst, Solectron, Xerox,
KPMG, 4+ years with
Verigy
23 years of industry &
financial mgt experience:
Ernst & Young, Digital
Equipment, 10 years with
LTXC
Jorge Titinger
Co-CEO
25 years of industry
experience:  FormFactor,
KLA-Tencor, Applied
Materials, 2+ years with
Verigy
Bob Nikl
CFO
David Tacelli
Co-CEO
Mark Gallenberger
Integration Leader
Keith Barnes
Chairman

Business as Usual – Both Companies Will:
Support our respective customers
Work on the communicated roadmaps
Meet our customer requirements
Service testers the same way we do today
Utilize our current sales, service and support teams

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Business as Usual - Both Companies Will:
Merger expected to close in first half of CY 2011
Keep you updated on any changes that may affect
you
Thank you in advance for your support of the
new Verigy!

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Important Additional Information and
Where You Can Find It
This presentation may be deemed to be solicitation material in respect of the proposed transaction between
Verigy and LTX-Credence. In connection with the transaction, Verigy and Holdco will file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will be mailed to the shareholders of Verigy and LTX-Credence. Investors and security holders of Verigy and LTX-Credence are urged to read the registration statement and joint proxy statement/prospectus when it becomes available because it will contain important information about Verigy,
Holdco, LTX-Credence and the proposed transaction. The registration statement and joint proxy statement/prospectus (when they become available), and any other documents filed by Verigy, Holdco or
LTX-Credence with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verigy or Holdco and LTX-Credence by contacting, respectively, Verigy Investor Relations by e-mail at judy.davies@verigy.com or by telephone at 1-408-864-7549 or by contacting LTX-Credence Investor Relations by e-mail at
rich_yerganian@ltxc.com or by telephone at 1-781-467-5063. Investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
Verigy, LTX-Credence and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Verigy and LTX-Credence and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.  Additional information regarding the
Verigy directors and executive officers is also included in Verigy's proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on February 23, 2010. As of February 12, 2010, Verigy’s directors and executive officers beneficially owned approximately 1,595,151 shares, or 2.7%, of Verigy’s ordinary shares.
Additional information regarding the LTX-Credence directors and executive officers is also included in LTX-
Credence's proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on
November 8, 2010.  As of September 30, 2010, LTX-Credence’s directors and executive officers beneficially owned approximately 1,940,204 shares, or 3.9%, of LTX-Credence’s common stock.  These documents are available free of charge at the SEC’s web site at www.sec.gov and from Verigy and LTX-Credence, respectively, at the e-mail addresses and phone numbers listed above.